SHIN CORPORATION

04030274

May 13, 2004

SEC MAIL PROCESSING RECEIVED MAY 19 2004 WASH, D.C. 155 SECTION

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 057/2004 and CF44/2004**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2004 in relation to the appointment of the director

  Subject: Report of Financial Covenants Compliance

  Enclosure: Submission of the Reviewed Financial Statement for the First quarter of Year 2004 and Management's Discussion and Analysis for the First quarter of Year 2004

  Date: May 12, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

dlw 5/20

Enclosure

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2004

SEC MAIL PROCESSING SECTION RECEIVED MAY 19 2004 WASH. D.C. 'ɔɔ

SH 057/2004

May 12, 2004

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2004 in relation to the appointment of the director

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 3/2004 held on May 12, 2004 at the Board Room, 20th floor, Shinawatra Tower 1, No. 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok, has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 2/2004 held on February 24, 2004.

2. Approved the balance sheets, statement of income, and cash flow statements for the first quarter of 2004 ended March 31, 2004.

3. Approved the appointment of Mr. Surasak Vajasit to be a director and independent director of the Company with effective from May 12, 2004.

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2004

Ref: CF 44/2004

May 12, 2004

Subject : Report of Financial Covenants Compliance
Shin Corporation Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Shin Corporation Plc. SHIN075A the Company is required to maintain its debt to equity ratio at not more than 1.5:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. Additionally, in case that the Company pays dividend to its shareholders, the dividend payout ratio will not be more than 70% of its net profit of each year.

As at 31 March, 2004 the Company debt to equity ratio is 0.09 : 1 which is in compliance with the financial conditions set forth in the Terms and Conditions of the above debentures.

In addition, on April 23, 2004, the Annual General Meeting of the Company's Shareholders passed a resolution to approve a declaration of dividend payment to the shareholders at THB 0.90 per share. Total dividend paid from the year 2003 operation was THB 4,855.98 M. or 49.94%. The Company completely pursued the conditions of dividend payment .

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2004

Management's Discussion and Analysis: SHIN

General Information

SHIN is a holding company whose primary investments are in telecommunications, satellites, television broadcasting and media. ADVANC, the principle investment (43.01% stake), is not accounted under consolidation but via the equity method. For analytical review purposes, SHIN assesses the operational results and financial position of each major investment separately.

New investments of SHIN

In 1Q04, SHIN had commercial launched its new business of budget airline, under the name of "AirAsia". The results from the operation of the low fare airline business have not significantly impacted on SHIN's operation yet.

For the new business of consumer finance, SHIN expects it to be commercial launched by this third quarter.

Overview

Dividend paid from 2003 results by Baht 1.65 per share

SHIN intends to recompense its shareholders for their support by maintaining a stable dividend while deploying internal reserves to engage in strategic investments and effectively appropriated for a certain portion of the debenture plus interest repayment which is due in the future. At the Annual General Meeting of Shareholders held on 23 April 2004, it was unanimously resolved that dividend be paid from the operating results of the year 2003 at Baht 1.65 per share, totaling amounting to Baht 4,855.98 million.

Synergistic value between the internet and directory business

SHIN restructured its investment by disposal of 38.25% and SingTel Interactive Pte., Ltd. of 25% in Teleinfo Media Company limited (TMC), a joint venture, to CS Loxinfo Public Company Limited (CSL), a subsidiary of SATTEL. Such restructuring will enhance synergies for CSL while the telephone directory database can be used to develop e-commerce services.

Value of investment increased in the amount of Baht 1,870 million

At the end of 1Q04, the value of investment in subsidiaries, joint ventures, and associates (as per Equity Method) increased by Baht 1,870 million to Baht 35,969 million from Baht 34,099 million at 4Q03. The primary sources of the added value were ADVANC, the country's leading cellular phone service provider.

Table 1: Investment value

Unit: Baht million

	Investment portion (%)		Investment value			
	31 Mar 2004	31 Dec 2003	31 Mar 2004	%	31 Dec 2003	%
ADVANC	43.01	43.05	28,457	*79.1*	26,249	*76.9*
SATTEL	51.48	51.53	4,212	*11.7*	4,377	*12.8*
ITV	53.22	53.22	2,099	*5.8*	2,107	*6.2*
Others			1,201	*3.4*	1,366	*4.1*
Total investment value			35,969	*100.0*	34,099	*100.0*

Table 2: Share of Net Result

Unit: Baht million

	1Q04		4Q03		1Q02		*% inc (dec.)*	
	% Held	Share of net profit (loss)	% Held	Share of net profit (loss)	% Held	Share of net profit (loss)	*Compare to 2Q03*	*Compare to 3Q02*
ADVANC	43.01	2,162	43.05	1,703	43.09	1,982	*27.0*	*9.1*
SATTEL	51.48	96	51.53	131	51.53	178	*(26.7)*	*(46.1)*
ITV	53.22	(8)	53.22	(69)	55.53	(140)	*(88.4)*	*(94.3)*
OTHERS		(120)		229		(31)	*(152.4)*	*287.1*
Total		2,130		1,994		1,989	*6.8*	*7.1*

Business Summary

Wireless Communications Business

GSM Advance subscriber keep increasing from YE03

As of the end of the first quarter of 2004, ADVANC and its subsidiaries retained a total of 13,864,200 mobile phone subscribers, comprising of 2,083,500 for the postpaid GSM Advance and GSM 1800, and 11,780,700 for the prepaid One-2-Call!, programs. The subscriber base grew 625,000 or 4.7%, from 4Q03.

Satellite Business and International Business

Transponder Leasing and Related Business

iPSTAR Project

iPSTAR-1 passed the Therminal Vacuum test

There has been continuing progress on the iPSTAR project, including the construction of the iPSTAR-1 satellite and iPSTAR gateways, as well as marketing activities. iPSTAR-1 satellite, in 1Q04, has already passed Thermal Vacuum Test and the test resulted is in the processed. Next, iPSTAR-1 will undergo vibration testing, called "Dynamic Test".

CSL has been listed in the SET

Internet Business

In April 2004, CSL, a subsidiary of SATTEL, offered 125 million shares at Baht 9 each (par value at Baht 1 each) to the Initial Public Offering (IPO). CSL has been listed in The Stock Exchange of Thailand and its ordinary share has also been traded since 8 April 2004.

This IPO provided CSL an opportunity to expand its internet business especially iPSTAR service in Thailand as well as to invest in new business which is directory business.

ITV recorded concession fee according to Arbitration panels' ruling

Broadcasting Business

In 1Q04, ITV recorded concession fee as per Arbitration panels' ruling on 30 January 2004 resulted in dramatically decreased in concession fee from the past which effected to the operation result of ITV.

Operating Results

Table 3: SHIN' s selected financial information (the Company only)

Unit: Baht million

	1Q04	% Change QoQ	% Change YoY
Net profit	2,149	10.8	9.1
Share of net result	2,130	6.8	7.1
Basic EPS (Baht)	0.73	10.6	9.0

Net profit

In 1Q04, SHIN's net profit 10.8% increased from Baht 1,940 million in 4Q03 to Baht 2,149 million, and 9.1% increased from Baht 1,967 million in 1Q03. This is mainly due to :

Share of Net Results from investments

The share of net results from subsidiaries, joint ventures, and associates of 1Q04 6.8% increased from Baht 1,994 million in 4Q03 to Baht 2,130 million in 1Q04. Also, the share of net results of 1Q04 increased 7.1% from Baht 1,989 million in the 1Q03. The main reasons were as follow:

ADVANC is the major contribution

ADVANC: The share of net profit from ADVANC 27.0% increased from Baht 1,703 million in 4Q03 to Baht 2,162 million in 1Q04 and 9.1% increased from Baht 1,982 million in 1Q03. These increased were primarily driven by the growth in ADVANC's net profit in correspond to subscribers increased, specifically in prepaid One-2-Call! and also the lower in selling and administrative expenses. (See more detail in MD&A of ADVANC page 4-8)

SATTEL: The share of net profit from SATTEL 26.7% dropped from Baht 131 million in 4Q03 to Baht 96 million in 1Q04. In 4Q03 had other income from a gain on an unwind option contract before maturity date and a gain on transferring shares of IPSTAR Company Limited to make the payment for the investment in Spacecode. Also 46.1% dropped from Baht 178 million in 1Q03 due to the increased in cost of sales and services and selling and administrative expenses. (See more details in MD&A of SATTEL page 8-12)

Improved in net result of ITV due to booking of concession fee accordint to the Arbitration panels' ruling

ITV: The share of net loss from ITV improved 88.4% from Baht 69 million in 4Q03 to Baht 8 million in 1Q04. In 1Q04, ITV recorded concession fee regarding to the Arbitration panels' ruling. This resulted to the improvement of ITV's operation results even the revenue in 1Q04 dropped from 4Q03 due to the seasonal effect. Comparing to 1Q03, the share of net loss also improved 94.3% from Baht 140 million due to the aforesaid concession fee and also the increasing in revenue of 1Q04. (See more details in MD&A of ITV page 13-15)

Financial Position

Equity base still strong

SHIN' s net assets (net of liabilities) or shareholders' equity increased by Baht 2,271 million, from Baht 32,690 million at 31 December 2003 to Baht 34,961 million at 31 March 2004. This was primarily from the net increasing in value of investments in the amount of Baht 1,870 million of which mainly increased from share of net results from ADVANC. Also cash and current investments increased by Baht 371 million which was mainly resulted from receipt from disposal of the investment in TMC to CSL.

Cash Flow

SHIN had cash outflow from operating activities in the amount of Baht 56 million for 1Q04 and Baht 6.9 million for 1Q03. The increased in cash outflow was mainly due to the compensation payment under the shareholder agreement of the investment in TMC.

SHIN had cash inflow from investing activities in the amount of Baht 297 million from cash received from sale of investment in TMC to CSL in the amount of Baht 306 million.

SHIN had cash inflow from financing in the amount of Baht 130 million mainly from increased in share capital of SHIN regarding to ESOP project.

Capital Structure and Liquidity

Liquidity ratio and D/E ratio improve significantly

SHIN's liquidity ratio rose sharply to 7.55x at 31 March 2004, from 4.89x at 31 December 2003, due to the cash receipt from disposal of TMC.

The debt to equity ratio improved to 0.09x at 31 March 2004, from 0.10x at 31 December 2003 as a result of the growth in equity which was generated from the above operating result.

Advance Info Public Company Limited and Subsidiaries

Overview

Higher net profit driven by upper subscriber usage and larger subscriber base

For the first quarter year 2004, the Company and its subsidiaries (the Group) had the total of 13,864,200 mobile phone subscribers, comprising of 2,083,500 subscribers on GSM Advance and GSM 1800 and 11,780,700 subscribers on 1-2-Call!. The subscriber base grew 625,000 or 4.7% from the end of 2003.

During 1Q04, the Company launched promotion campaigns and marketing activities for GSM Advance and 1-2-Call! services and continued its creative approach focusing on market segmentation in order to serve different customer lifestyle. Introduction of electronic refill during 4Q03 and small denomination refill (Baht40 and Baht50 card) during 1Q04 allow more frequent refills and, hence, increase network usage.

Moreover, service innovations have increased service quality and enhanced variety of service such as Calling Melody (personalize ring back tone). The service, very popular among 1-2-Call! subscribers, allows callers to hear music or audio instead of normal ring tone as they wait for receiver to answer.

The Company recorded a net profit of Baht 5,030 million for 1Q04, rose by 26.9% compared to 4Q03 as a result of the subscriber growth and higher usage. On the other hand, lower marketing expense and bad debt expense have also helped. When compare to 1Q03, the net profit increased 9.2%.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	1Q04	% Change from 4Q03	% Change from 1Q03
Total Revenue	24,078	7.4%	6.2%
Total Cost	12,955	6.1%	2.7%
Gross Margin	11,123	8.9%	10.5%
SG&A	2,675	(29.2%)	(12.1%)
Net Profit	5,030	26.9%	9.2%
Earning per share (Baht)	1.71		

Total Revenue

The Group generated total revenue Baht 24,078 million in 1Q04, up 7.4% from that of 4Q03 and 6.2% from that of 1Q03 as a result of:

- Revenue from services and equipment rentals

Larger prepaid subscriber base and higher usage resulted in mobile service revenue growth

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 1Q04, mobile service revenue increased 7.4% from that of 4Q03 to Baht 20,834 million. The increment was mainly due to higher prepaid service revenue.

The rise on prepaid revenue came from larger subscriber base as well as higher usage. Success from segmentation offering plans, called Freedom Plans, introduced in 4Q03 has carried their strong momentum into 1Q04. AIS also introduced small denomination refill cards with Baht 40 and Baht 50 to allow more convenient refills. Postpaid subscriber base shrank at a slower rate while usage increased making postpaid revenue rather stable as opposed to falling in the past few quarters.

Compared to 1Q03, revenue from mobile service increased 16.9%, as a result of higher revenue from larger subscriber base especially prepaid service.

- **Revenue from sales**

Larger sales volume drove larger sales

Handset and accessory sales were major components in revenue from sales. In 1Q04, sales were Baht 3,243 million, increased Baht 225 million or 7.4% compared to 4Q03. The increase in handset sales came from larger sales volume with lower average selling price. Compared to 1Q03, sales decreased by Baht 1,607 million or down 33.1%.

Total Cost

Total cost was Baht 12,955 million in 1Q04, increased 6.1% from that of 4Q03 and 2.7% from that of 1Q03 as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals was Baht 5,392 million in 1Q04, rose by 4.7% or Baht 243 million.

Compared to 1Q03, the cost rose by Baht 634 million or 13.3%. The increment was principally owing to higher network amortization resulting from continuous expansion of mobile service network.

- **Concession fee and excise tax**

Concession fee and excise tax was Bath 4,926 million in 1Q04, increased 6.9% from that of 4Q03 and 15.3% from that of 1Q03. The increase in concession fee and excise tax was in-line with the rise in revenue from mobile services.

- **Cost of Sales**

Cost of sales was up 7.5% from Baht 2,452 million from that of 4Q03 to Baht 2,637 million in 1Q04, in-line with sales growth. Compared to 1Q03, the cost decreased 26.4% or Baht 943 million due to lower sales volume and gross margin.

The Group earned a gross profit of 18.7% from sales in this quarter, slightly decreased from 18.8% in 4Q03 and down from 26.2% in 1Q03 as mainly resulted from lower average selling price.

Selling and Administrative expenses

Marketing spending & bad debt expense fell in 1Q04

Total selling and administrative expenses (SG&A) were Baht 2,675 million or fell by 29.2% from 4Q03 and 12.1% from that of 1Q03. The change of SG&A was principally because:

1. Marketing expense decreased Baht 410 million from that of 4Q03. The Group still carried on marketing activities to create relationships with customers and distribution channels. Compared to 1Q03, the expense was up Baht 303 million.
2. Bad debt expense fell by Baht 91 million from that of 4Q03 and Baht 457 million from that of 1Q03. The decrease was mainly due to the Group's efforts in strengthening collection performance.

3. In 4Q03, The Group wrote off Baht 598 million worth of mobile phone network equipment in a subsidiary "DPC". The write-off was related to site preparation and installation costs of network base station that were no-longer in operations as a result of network optimization.
4. In 1Q03, The Group wrote off Baht 294 million worth of mobile phone network equipment as a result of technology obsolescent.

Income Tax

Higher income tax resulted from higher scratch card sale and lack of tax shield utilized during FY03

In 1Q04, corporate income tax was Baht 3,031 million, jumped by 41.5% from that of 4Q03. Compared to 1Q03, it increased Baht 1,194 million or up 65.0%. Apart from rising pretax profit from stronger operations, effective tax rate rose from the past as The Group has fully utilized tax shield from loss carried forward in a subsidiary in year 2003. Moreover, sharp rise in scratch card sales during 1Q04 caused taxable income (which records revenue base on sales of scratch card) relatively larger than pretax income in financial report (which records revenue based on usage).

Net Profit

As aforesaid, net profit in 1Q04 rose Baht 1,067 million or 26.9% from that of 4Q03. Compared to 1Q03, the net profit rose by Baht 423 million or 9.2%.

Financial Position

1. Assets

Total Asset grew 5.5% from YE03

At the end of this quarter, total assets were Baht 131,827 million, up by Baht 6,878 million or 5.5% from YE03. As a percentage of total assets, current assets and non-current assets accounted for 20.7% and 79.3% respectively.

Table 2: Major assets component

	31 March 2004		31 December 2003	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	27,284	20.7%	17,896	14.3%
Plant, Property and equipment, net	11,850	9.0%	12,120	9.7%
Assets under concession agreements, net	76,708	58.2%	78,549	62.9%
Other non current assets	15,985	12.1%	16,384	13.1%

- Current Assets

As at March 2004, current assets considerably increased Baht 9,388 million or up 52.5% from YE03 by the major items:

1. The increment from cash and cash equivalent was from Baht 8,637 million to Baht 17,099 million at end of 1Q04 came from operating cash flow after netting from investing and financing activities in this quarter.
2. A rise in inventory from 1,027 million to Baht 1,649 million at 1Q04 in YE03 was to support expected higher sales volume in coming period.

Total liabilities grew slightly from YE03 resulted from increase in corporate income tax payable

2. Liabilities

Total liabilities were Baht 67,071 million at end of 1Q04, increased Baht 1,748 million or 2.7% from YE03. This was mainly due to an increase in corporate income tax payable.

Table 3: Major liabilities component

	31 March 2004		31 December 2003	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	17,952	26.8%	15,913	24.4%
Concession right payable, accrued concession fee and excise tax[1]	8,036	12.0%	6,810	10.4%
Long-term borrowings and debentures, net[2]	41,069	61.2%	42,585	65.2%
Other non-current liabilities	14	0.0%	15	0.0%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Current Liabilities

As at March 2004, current liabilities grew Baht 2,039 million or up 12.8% from year ended 2003 mainly due to higher corporate income tax payable of Baht 2,620 million offset by a fall of Baht 300 million in accounts payable-trade.

- Concession right payable, accrued concession fee and excise tax

As at March 2004, the concession right payable, accrued concession fee and excise tax divided into current-portion within 1 year Baht 6,953 million which was up by Baht 1,368 million or 24.5% and portion over 1 year Baht 1,083 million which fell down by Baht 142 million. The increment was primarily due to higher revenue from mobile service.

- Long-term borrowings and debentures, net

During the first quarter of year 2004, the Group made total repayments of Baht 1,539 million, comprising of long-term debentures of Baht 1,500 million and Baht 39 million for financial leasing liabilities. As at March 2004, total long-term debentures and borrowings were Baht 41,069 million of which Baht 12,084 million was current portion within 1 year and Baht 28,985 million was portion over 1 year.

3. Shareholders' Equities

As at March 2004, the Group had total equity of Baht 64,755 million, grew up by Baht 5,129 million as a result of Baht 5,030 million increase in the retained earnings. Moreover, during this period the Company had additional issued and fully paid-up shares from exercise of ESOP totaling 2.3 million shares worth Baht 83 million.

4. Liquidity

In 1Q04, the Group's operating cash flow decreased from Baht 14,324 million in 1Q03 to Baht 12,722 million. The decrease was primarily due to higher cash out from marketing spending and concession fee and excise tax from higher scratch card sales. In the meantime, cash flow from investing activities decreased from Baht 4,509 million to Baht 2,804 million while cash flow required from financing activities reduced from Baht 6,416 million in 1Q03 to Baht 1,457 million due to smaller

repayment of debenture & financial lease liabilities. Thus, net cash flow for this quarter increased Baht 8,461 million.

Shin Satellite Public Company Limited and Subsidiaries

Overview

Consolidated sales and service income increased 5 .1% while net profit dropped 46 % from Q1/03

In Q1/2004, SATTEL's net profit was Baht 191 million, a decline of Baht 162 million or 46.0% from the same period previous year because of an increase in cost of sales and service and selling and administrative expenses. EPS was Baht 0.44 (calculate based on par value of Baht 10/share). The Company has already submitted a request to register its new par value per share, which is changed from Baht 10 to Baht 5, to Ministry of Commerce. The process is underway.

Received revenue from directory business

Consolidated sales and service income was Baht 1,483 million in Q1/2004, an increase of Baht 73 million or 5.1%. This comprised revenue of Baht 739 million from transponder services, revenue from Internet services of Baht 357 million, revenue of Baht 340 million from the telephone business and revenue of Baht 47 million from the new directory services business. Revenue from transponder services decreased by 15.4%, revenue from Internet and telephone services increased by 73.9% and 2.6%, respectively, from the same quarter last year.

Declare dividend Baht 0.5/Share

Due to a continuous growth in Satellite business, Telephone business as well as Internet business, the Company, in this quarter, announced it would pay dividend of Baht 0.5/share (at par value of Baht 10/share) for the performance of the year 2003.

Business Summary

Transponder leasing and related business

Thaicom Fleet

Re-open one Ku band on Thaicom-3 to service Thai broadcaster

The Company found demand for Ku Band on Thaicom-3 from a new Thai broadcaster; as a result returned transponders from Department of Space (DOS) at the end of 2003 are reassigned for this new customer. The new customer is now testing the system and trial its service. The service is expected to officially start in Q2/2004.

IPSTAR Project

There has been continuing progress on the IPSTAR project, including the construction of the IPSTAR-1 satellite and IPSTAR gateways, as well as marketing activities.

IPSTAR-1 passed the Thermal Vacuum test

IPSTAR-1 satellite, in this quarter, has already passed Thermal Vacuum Test and the test results processed. Next, IPSTAR-1 will undergo vibration testing, called a "Dynamic Test".

Signed agreement with Chinasat to sell up to 10,000 UT s in 2004-2005

In this quarter, SATTEL signed an agreement with China Satellite Communications Corporation (Chinasat), China's national satellite operator and one of the five telecommunications companies with the most extensive telecom licenses including satellite communications. Chinasat will commence satellite-based broadband service using IPSTAR equipment technology and its own satellites, with deployment plan up to 2,000 user terminals in 2004 and 10,000 user terminals in 2005. In addition, the new first generation IPSTAR gateway has been installed and tested in China. This was a significant step forward for IPSTAR because China is the biggest market in the Asia-Pacific Region for broadband services and for IPSTAR.

Internet Business

CS Loxinfo Plc (CSL) sold shares to the public by means of an Initial Public Offering (IPO) in April 2004. After the IPO, SATTEL indirectly holds 40.02% in CSL. By receiving proceed from IPO, CSL would have an opportunity to expand its Internet business especially IPSTAR service in Thailand as well as to invest in new business which is directory business.

Directory business

CSL invests in directory business through the acquisition in TMC in March 2004

In March 2004, CSL purchased 63.25% of shares in Teleinfo Media Company Limited (TMC), a licensed directory service provider granted by TOT Corporation Plc. TMC is the official publisher of telephone directory, both Yellow Page and White page in Thailand for ten years from 1996-2006. This acquisition will increase and diversify sources of revenue in the future and increase profits for CSL because of business synergies. For instance, the Yellow Pages database can be used to support future developments of electronic services.

Consolidated Operating Results

In this quarter, the Company recognized 63.25% of TMC's result of operation for March 2004, after it was acquired by CSL. Net profit in Q1/2004 was Baht 191 million, a decrease of Baht 162 million, or 46.0% compared to Baht 353 million in the same period last year. Operating profit was Baht 273 million, a decrease of Baht 176 million or 39.2%, from Baht 449 million. EBITDA was Baht 618 million, a decrease of Baht 126 million or 17.0% from Baht 744 million.

Table 1: Selected financial information on SATTEL

Unit: Baht millions

	Q1/2004	Q1/2003	Change (%)
Sales and service income	1,483	1,410	5.1
Cost of sell and services	918	790	16.1
SG&A expenses	292	171	70.6
EBIT	273	449	-39.2
EBITDA	618	744	-17.0
Net profit	191	353	-46.0
EPS (Baht)	0.44	0.81	

Revenues from sales and service

Sales and service income in Q1/2004 was Baht 1,483 million, an increase of Baht 73 million or 5.1% from Baht 1,410 million in the same period of 2002. This was because of an increase in revenue from Internet services and telephone services, despite a reduction in revenue from transponder services. In addition, this quarter, the Company had revenue from directory business, which was generated by the new acquired company, namely TMC.

Satellite Transponder leasing and Related Services

Stronger Thai Baht and a lost of all transponders leased by DOS caused lower in transponder revenue while sales of IPSTAR UT surged from Q1/03

The stronger Thai Baht (average Thai/USD in the first three month of 2004 was 39.09 while it was at 42.42 in the same period last year) coupled with the end of transponder service agreements with the Department of Space (DOS) in 2003 were the cause of the reduction in revenue from transponder services. However, the Company was, in Q1/2004, able to sell 1,277 IPSTAR user terminals, compared to 203 units in Q1/2003.

Revenue from transponder services in Q1/2004 was Baht 739 million, a decrease of Baht 134 million or 15.4% compared to Baht 873 million for the same period last year.

Internet Services

Internet service income hike 73.9% due to growth in customer base

The merger with Loxserve in March 2003, in addition to the Company's own increased marketing efforts, led to an expansion of the Company's customer base, especially for leased line services and high speed Internet via satellite. The growth in the Internet market was also the cause of an increase in revenue from the Internet business.

In Q1/2004, revenue from the Internet business was Baht 357 million, an increase of 152 million Baht or 73.9% compared to Baht 205 million for the same period last year.

Telephone Network Services

Telephone subscribers of Camshin and LTC have increased gradually. At the end of Q1/2004, Camshin and LTC had approximately 123,949 and 196,039 subscribers, an increase of about 23% and 47% from Q1/2003, respectively. However, revenue from the telephone service business slightly increased in this quarter from the same period last year. This was mainly due to an approximately 8% appreciation in Thai Baht/USD.

Revenue from the telephone network business in Q1/2004 was Baht 340 million, an increase of Baht 8 million or 2.6% compared to Baht 332 million for the same period in 2003.

Directory Services

Recognized Baht 47 million revenue from TMC in this quarter

CSL acquired TMC in March 2004. As a result the Company, in this quarter, had revenue from the directory business of Baht 47 million.

Cost of Sales and service

Cost of sales and service increased 16.1%, mainly due to merger with Loxserve, acquisition of TMC as well as an increase in specific tax rate in Cambodia

In Q1/2004, the Company had total costs of Baht 918 million, an increase of Baht 128 million or 16.1% compared to Baht 790 million in Q1/2003. This was due to;

Satellite Transponder leasing and Related Services

In-orbit insurance premiums increased in accordance with a corresponding increase in insurance market rates. This came because of several satellite anomalies during last year and a decrease in the number of brokers. Costs of sales of IPSTAR user terminals increased due to an increase in sales. These were partially offset by a decrease in the concession fee as a result of lower transponder service revenue.

Internet Services

Cost associated with Internet business increased this quarter compared to the same period last year. This was mainly due to the recognition of costs from Loxserve after merger in March 2003. However, international leased line cost substantially decreased this year after the completion of the merger because of the economic of scale.

Telephone Network Services

Costs associated with the telephone network business increased caused mainly from an increase in Camshin's cost of sales and service. Camshin's higher cost of sales and service was substantially due to an increase in electricity expenses, base station rental costs and amortization of telephone networking equipment and an increase in specific tax expenses. LTC's cost of sales and service slightly decreased in this quarter.

Directory Services

There were costs associated with the directory business this quarter after an investment in directory business by CSL. The major costs were cost of imported paper and printing cost.

Selling and Administrative Expenses

SG&A increased 70.6% due to the merger with Loxserve and acquisition of TMC

SG&A in Q1/2004 was Baht 292 million, an increase of Baht 121 million, or 70.6% compared to Baht 171 million in Q1/2003. This was because of an increase in staff and marketing expenses as a result of the merger with Loxserve in March 2003, the investment in the directory business in March 2004 and marketing activities associated with the IPSTAR project.

Interest Expense

Interest expense was Baht 32 million in Q1/2004, decreased by Baht 5 million or 12.8% from Baht 37 million for the same period in 2003. Interest expenses relating to the IPSTAR project were capitalized to the cost of the project, which will be amortized, with the commencement of the service.

Gain on Exchange rate

The Company gained Baht 20 million from foreign exchange in Q1/2004, while gaining Baht 4 million in the same period previous year. This was due to the Baht appreciating in the first three months of 2004 more than in the first three months of 2003. The Company had some exposure from outstanding foreign debt that is not hedged. The Company has a policy to manage its foreign exchange exposure by hedging part of its foreign debts and utilizing the benefit from a natural-hedge to mitigate the exposure of the non-hedged portion.

Income Tax Expense

Income tax expense was Baht 53 million in this quarter, a decrease of Baht 22 million or 29.8%, from Baht 75 million in Q1/2003. This was due to a decrease in income tax imposed on SATTEL and Camshin. The effective tax rate during this period was 19.23%.

Financial Position

At the end of Q1/2004, the Company had total assets of Baht 26,597 million, an increase of Baht 1,481 million or 5.9% from the end of 2003. This increase was mainly accounted for by investment in the IPSTAR project and the acquisition of TMC in March 2004.

Table 2: SATTEL's Asset Component

Asset	March 31, 2004		December 31, 2003	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	3,022	11.4	2,671	10.6
PP&E Net	17,912	67.3	17,104	68.1
Investment in associates	2.8	0.01	2.7	0.01
PP&E under the concession agreement, net	4,583	17.2	4,771	19.0

At the end of Q1/2004, the Company had a current ratio of 0.50 times, down from 0.57 at the end of 2003. This was due to short-term loan facilities of Baht 510 million, mainly for the purchase of TMC shares. Moreover, accounts payable also increased by Baht 427 million; mainly from IPSTAR-1 satellite construction cost that are due in April 2004.

The Company's total borrowing from financial institutions at the end of Q1/2004 was Baht 15,477 million, an increase of Baht 472 million from Baht 15,005 million at the end of 2003. This was substantially due to short-term loan used to pay for TMC's shares. Shares holders' equity was Baht 8,663 million at the end of this quarter. In this quarter, SATTEL's paid up capital increased from Baht 4,375 million at the end of 2003 to Baht 4,379 million as a result of the exercise to purchase shares under ESOP project. The debt to equity ratio at the end of Q1/2004 was 1.79 times.

The Company's cash flow from operations was Baht 615 million, net cash flow used for investing activities was Baht 927 million and net cash flow from financing was Baht 487 million. The majority of capital expenditure was accounted for by the IPSTAR project and investment in TMC.

ITV Public Company Limited

Company Highlights

Baht 1,500 million registered capital increased for strategic partners

- In 1Q04, the Company increased a registered capital by another Baht 1,500 million, by issuing 300 million new common shares at Baht 5 par value, which will be allocated to strategic partners (Private Placement) as follow :

1 To allocate 150 million shares, or 10% of the Company's paid-up capital to Mr. Tripop Limpapath

2 To allocate 150 million shares, or 10% of the Company's paid-up capital to Kantana Group Public Co., Ltd.

The offering price of shares allocated is Baht 10 per share, total amount of Baht 3,000 million. However, a completion of this share participation is subject to an agreeable outcome of the Company's due diligence result.

Earning per share Baht 0.02 in 1Q04

- The Company started to have a positive earning per share of Baht 0.02 in this quarter.

Overview

The Company had net profit of Baht 24 million in 1Q04 which improved from net loss of Baht 90 million in 4Q03, and net loss of Baht 213 million in 1Q03.

Gross profit in this quarter was Baht 216 million, decreased by 8.7% from previous quarter, but increased by 122.5% from 1Q03.

Operating Results (Consolidated)

ITV's selected financial information

Unit: Baht million

	1Q04	4Q03	% Change QoQ	1Q03	% Change YoY
Total Revenue	450	488	-7.7%	373	20.7%
Cost of Services	234	251	-6.7%	276	-15.1%
SG&A Expenses	123	88	40.5%	97	27.3%
Concession Fee	58	225	-74.4%	200	-71.3%
Net profit (Loss)	24	(90)	376.7%	(213)	890.3%
EPS (Baht)	0.02	(0.07)	0.09	(0.19)	0.21

Revenues

Total revenue increased 20.7% from 1Q03 but decreased 7.7% from 4Q03 due to seasonal effect

Total revenue in 1Q04 decreased by 7.7% from 4Q03, but it grew from 1Q03 by 20.7%.

Total revenue comprising of:

1. Advertising revenue of Baht 335 million dropped by 11.7% from 4Q03 due to the high advertising spending of the overall industry in the fourth quarter of each year (high season) and in the previous quarter the Company had many marketing events such as TOT Anti Drug, Bangkok Countdown and Phuket New Year Festival. However, advertising revenue grew 14.1% from 1Q03.
2. Rental revenue of Baht 114 million increased 14.0% and 46.0% from 4Q03 and 1Q03, respectively, due to an increase in rental hour and rental fee.

Total expenses decreased 26.4% from 4Q03 and decreased 27.6% from 1Q03 according to the efficiency of cost control policy

Total Expenses

In 1Q04, the total expenses was Baht 415 million decreased by Baht 149 million or 26.4% from 4Q03 and decreased by Baht 158 million or 27.6% from 1Q03 as follow :

1. Cost of Services

   In 1Q04, the Company's cost of service decreased 6.7% from the previous quarter. This is mainly due to cost of marketing events decreased.

   A decrease of 15.1%, compared to 1Q03, after the company eliminated programs which were not generating profit and co-operated with potential program producers, with time sharing concept since 3Q03.

2. Selling and Administrative Expenses

   Selling and administrative expenses in 1Q04 increased by 40.5% from 4Q03, mainly from:

   2.1 Increased promotional expenses of Baht 4 million brought by the new program schedule introduced in April 2004

   2.2 Legal consultation fee of Baht 11 million.

   2.3 Accrued tax penalty expense of Baht 9 million.

In addition, in 4Q03 there was an adjusting transaction of bad debt provision by Baht 12 million, according to an efficiency of management controls over accounts receivable and debt collection.

Selling and administrative expenses rose 27.3% from 1Q03, as sales commission increased corresponding to the revenue growth.

3. Concession Expense

Concession fee Baht 57.5 million

The concession fee in this quarter was Baht 57.5 million, decreased by Baht 167.5 million from 4Q03, consequently from the arbitration panel's decision on January 30, 2004 to reduce the minimum guarantee, which stipulated in the concession agreement, to Baht 230 million per year.

Interest Expense

Interest expense in 1Q04 decreased by 19.3% from the previous quarter, due to a decreased in debt burden and the lending bank decreased long-term interest rate from the improvement of Company's ability to generate profit and higher competitiveness.

Net Profit

The company had net profit of Baht 24 million in 1Q04, which was the first profit operation since the Company was established in 1995.

Financial Position (Consolidated)

1. Assets Components

At the end of March 31, 2004, the Company had total assets of Baht 3,191 million, a slight increase from the end of 2003. The major asset components comprise:

Assets	March 31, 2004		December 31, 2003	
	Amount (Btmn)	% of Total Asset	Amount (Btmn)	% of Total Asset
Net Assets under Concession	2,410	75.5%	2,447	76.7%
Accounts Receivable	355	11.1%	384	12.0%

In addition, there was an entertainment programs investment of Baht 107 million, which was the same level as the end of 2003.

2. Liquidity

Current ratio

Higher liquidity from profitable operation

At the end of March 2004, the Company had a current ratio of 0.76x, increased from 0.70x at the end of 2003, which represented an higher liquidity.

3. Sources of funds

3.1 Capital Structure

At the end of March 2004, the Company had debt to equity ratio of 1.21x, slightly decreased from 1.25x at the end of 2003, which represented a stronger capital structure. A decrease in equity ratio was due to a decrease in short-term loan and interest rate reduction, and total equity increased from the profitable operation in this quarter.

3.2 Shareholders' Equity

Increase in shareholders' equity

At the end of March 2004, the Company's shareholders' equity was Baht 1,441 million, an increase of 1.7% from the end of 2003. This was the result of net profit of Baht 24 million in this quarter.

3.3 Liabilities

At the end March 2004, the Company had net short-term borrowings of Baht 200 million, and net long-term loan of Baht 806 million. A decrease of Baht 100 million, compared to the end of 2003.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2004 AND 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2004 and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2004 and 2003 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2003 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 24 February 2004. The consolidated and company balance sheets as at 31 December 2003, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
12 May 2004

Shin Corporation Public Company Limited

Balance Sheets

As at 31 March 2004 and 31 December 2003

		Consolidated		Company	
		31 March 2004	31 December 2003	31 March 2004	31 December 2003
		Unaudited	Audited	Unaudited	Audited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		4,093,093	3,579,242	1,772,440	1,401,310
Current investments		291,202	296,258	281,201	283,746
Trade accounts and notes receivable, net	4	2,102,549	2,004,039	8,918	19,308
Amounts due from and advances to related parties	11	10,165	6,080	476	1,210
Inventories, net		604,480	562,341	-	-
Other current assets		789,569	741,612	49,362	34,968
Total current assets		7,891,058	7,189,572	2,112,397	1,740,542
Non-current assets					
Investments in subsidiaries, associates and joint ventures	5	28,432,309	26,223,131	35,969,434	34,099,433
Other investments		27,512	25,000	25,000	25,000
Loans to other company		26,304	26,422	-	-
Property and equipment, net	6	18,234,247	17,443,341	58,133	61,153
Other assets					
Property and equipment under concession agreements, net	6	6,854,830	7,075,769	-	-
Goodwill, net	6	1,703,096	1,556,639	-	-
Intangible assets, net	6	337,028	377,279	28,234	30.699
Other assets		341,874	241,833	6,701	6,781
Total non-current assets		55,957,200	52,969,414	36,087,502	34,223,066
Total assets		63,848,258	60,158,986	38,199,899	35,963,608

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ______________________ Director ______________________

The notes to the interim consolidated and company financial statements on pages 8 to 29 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Balance Sheets (continued)

As at 31 March 2004 and 31 December 2003

	Notes	Consolidated 31 March 2004 Unaudited Baht'000	Consolidated 31 December 2003 Audited Baht'000	Company 31 March 2004 Unaudited Baht'000	Company 31 December 2003 Audited Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	7	1,607,000	1,197,000	-	-
Trade accounts and notes payable		1,120,648	1,024,458	2,838	1,626
Amounts due to and loans from related parties	11	4,357	2,287	981	3,164
Short-term loan from other company	7	-	6,102	-	-
Current portion of long-term borrowings	7	1,891,221	1,875,118	230,356	227,582
Current portion of swap contracts payable, net		680,942	604,490	-	-
Accrued concession fees		819,886	686,803	-	-
Other current liabilities		1,965,141	1,311,830	45,500	123,403
Total current liabilities		8,089,195	6,708,088	279,675	355,775
Non-current liabilities					
Swap contracts payable, net		-	36,521	-	-
Long-term borrowings, net	7	12,555,872	12,641,124	2,588	2,277
Long-term debentures, net	7	2,674,468	2,672,597	2,674,468	2,672,597
Other liabilities		423,444	397,014	281,917	242,534
Total non-current liabilities		15,653,784	15,747,256	2,958,973	2,917,408
Total liabilities		23,742,979	22,455,344	3,238,648	3,273,183
Shareholders' equity					
Share capital	8				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		2,947,769	2,939,047	2,947,769	2,939,047
Warrants		607,941	607,941	607,941	607,941
Premium on share capital		5,018,422	4,871,898	5,018,422	4,871,898
Unrealised loss from revaluation of investment		(21,070)	(18,615)	(21,070)	(18,615)
Advance receipt for share subscription		-	25,272	-	25,272
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		26,001,668	23,851,905	26,001,668	23,851,905
Cumulative foreign currency translation adjustment		(93,479)	(87,023)	(93,479)	(87,023)
Total parent's shareholders' equity		34,961,251	32,690,425	34,961,251	32,690,425
Minority interests		5,144,028	5,013,217	-	-
Total shareholders' equity		40,105,279	37,703,642	34,961,251	32,690,425
Total liabilities and shareholders' equity		63,848,258	60,158,986	38,199,899	35,963,608

The notes to the interim consolidated and company financial statements on pages 8 to 29 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the three-month periods ended 31 March 2004 and 2003

		Consolidated		Company	
		31 March 2004	31 March 2003	31 March 2004	31 March 2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		2,788,378	2,158,871	76,155	78,831
Other income	9	98,470	34,087	59,363	16,564
Share of net results from investments - equity method		2,162,733	2,046,298	2,130,349	1,989,036
Total revenues		5,049,581	4,239,256	2,265,867	2,084,431
Expenses					
Cost of sales and services		1,755,301	1,296,844	27,435	28,762
Concession fee		189,523	374,608	-	-
Selling and administrative expenses		668,973	363,052	42,724	41,107
Directors' remuneration		3,568	3,202	1,989	1,643
Total expenses		2,617,365	2,037,706	72,148	71,512
Income before interest and tax		2,432,216	2,201,550	2,193,719	2,012,919
Interest expense		(87,770)	(95,775)	(43,956)	(46,273)
Income tax		(64,150)	(60,605)	-	-
Income before minority interests		2,280,296	2,045,170	2,149,763	1,966,646
Share of net result from subsidiaries to minority interests		(130,533)	(78,524)	-	-
Net income for the period		2,149,763	1,966,646	2,149,763	1,966,646
Basic earnings per share (Baht)	3				
Net income for the period		0.73	0.67	0.73	0.67
Diluted earnings per share (Baht)	3				
Net income for the period		0.70	0.67	0.70	0.67

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 8 to 29 are an integral part of these interim financial statements.

Consolidated (Baht'000)

	Issued and paid up share capital (Note 8)	Warrants (Note 8)	Premium on share capital (Note 8)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2002	2,937,000	607,941	4,837,500	-	-	500,000	17,797,951	10,192	4,367,277	31,057,861
Net income for the period	-	-	-	-	-	-	1,966,646	-	-	1,966,646
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	(9,329)	-	(9,329)
Minority interests increase during the period	-	-	-	-	-	-	-	-	319,429	319,429
As at 31 March 2003	2,937,000	607,941	4,837,500	-	-	500,000	19,764,597	863	4,686,706	33,334,607
As at 31 December 2003	2,939,047	607,941	4,871,898	(18,615)	25,272	500,000	23,851,905	(87,023)	5,013,217	37,703,642
Increased share capital	8,722	-	146,524	-	-	-	-	-	-	155,246
Unrealised loss from revaluation of investment	-	-	-	(2,455)	-	-	-	-	-	(2,455)
Advance receipt for share subscription decrease during the period	-	-	-	-	(25,272)	-	-	-	-	(25,272)
Net income for the period	-	-	-	-	-	-	2,149,763	-	-	2,149,763
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	(6,456)	-	(6,456)
Minority interests increase during the period	-	-	-	-	-	-	-	-	130,811	130,811
As at 31 March 2004	2,947,769	607,941	5,018,422	(21,070)	-	500,000	26,001,668	(93,479)	5,144,028	40,105,279

Company (Baht'000)

	Issued and paid up share capital (Note 8)	Warrants (Note 8)	Premium on share capital (Note 8)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2002	2,937,000	607,941	4,837,500	-	-	500,000	17,797,951	10,192	-	26,690,584
Net income for the period	-	-	-	-	-	-	1,966,646	-	-	1,966,646
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	(9,329)	-	(9,329)
As at 31 March 2003	2,937,000	607,941	4,837,500	-	-	500,000	19,764,597	863	-	28,647,901
As at 31 December 2003	2,939,047	607,941	4,871,898	(18,615)	25,272	500,000	23,851,905	(87,023)	-	32,690,425
Increased share capital	8,722	-	146,524	-	-	-	-	-	-	155,246
Unrealised loss from revaluation of investment	-	-	-	(2,455)	-	-	-	-	-	(2,455)
Advance receipt for share subscription decrease during the period	-	-	-	-	(25,272)	-	-	-	-	(25,272)
Net income for the period	-	-	-	-	-	-	2,149,763	-	-	2,149,763
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	(6,456)	-	(6,456)
As at 31 March 2004	2,947,769	607,941	5,018,422	(21,070)	[illegible]	500,000	26,001,668	(93,479)	-	34,961,251

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 8 to 29 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows (unaudited)

For the three-month periods ended 31 March 2004 and 2003

		Consolidated		Company	
		31 March 2004	31 March 2003	31 March 2004	31 March 2003
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	10	707,482	345,952	(55,738)	(6,913)
Cash flows from investing activities					
Acquisition of subsidiaries, associates and joint ventures net of cash acquired	5	(175,538)	(217,213)	-	-
Disposals of a joint venture, net of cash disposed	5	-	-	306,000	-
Purchases of property and equipment		(508,485)	(1,640,166)	(11,263)	(3,854)
Investments in intangible assets		(4,513)	(25,157)	-	-
Investments in property and equipment under concession agreements		(22,837)	(63,819)	-	-
Decrease (increase) in current investments		(5)	300,000	-	300,000
Receipte from loans and advances to related parties		-	24,776	735	141,545
Proceeds from disposal of equipment		1,791	741	1,686	-
Net cash flows from/ (used in) investing activities		(709,587)	(1,620,838)	297,158	437,691
Cash flows from financing activities					
Receipts from short-term loans		1,290,000	287,616	-	-
Receipts from long-term loans		72,064	3,638,808	-	-
Receipts from share capital issued by a subsidiary		10,186	245,000	-	-
Receipts from share capital increased		129,974	-	129,974	-
Repayments of short-term loans		(886,102)	(1,995,644)	-	-
Repayments of long-term loans		(100,166)	(770,565)	(264)	(187)
Net cash flows from/ (used in) financing activities		515,956	1,405,215	129,710	(187)
Net increase in cash and cash equivalents		513,851	130,329	371,130	430,591
Cash and cash equivalents, opening balance		3,579,242	2,130,368	1,401,310	984,134
Unrealised loss on exchange rate		-	(3,591)	-	(3,122)
Cash and cash equivalents, closing balance		4,093,093	2,257,106	1,772,440	1,411,603

The notes to the interim consolidated and company financial statements on pages 8 to 29 are an integral part of

Shin Corporation Public Company Limited

Statements of Cash Flows (unaudited) (continued)

For the three-month periods ended 31 March 2004 and 2003

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the three-month periods ended 31 March 2004 and 2003 are as follows:

	Consolidated		Company	
	31 March 2004 Baht Million	31 March 2003 Baht Million	31 March 2004 Baht Million	31 March 2003 Baht Million
Interest paid	45.44	54.39	4.57	4.68
Income tax paid	78.00	27.88	2.73	2.29
Non-cash transactions				
Increase property and equipment and intangible assets from liabilities	456.37	646.05	0.65	-
Property and equipment under finance leases	0.65	1.20	0.64	-

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 8 to 29 are an integral part of these interim financial statements.

1. Basis of preparation

The interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in a full format as required by the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003, except for a change in the accounting policy for revenue recognition in Teleinfo Media Company Limited ("TMC") with respect to the telephone directory publication. Revenue was previously recognised evenly over the year of publication and is now recognised evenly over the useful life of the telephone directory. This change was implemented in order to comply with the change in business circumstances and the international practice of the telephone directory publication business.

The Company recorded the effects of the change in revenue recognition in TMC in the current period, but it did not retrospectively adjust the consolidated and the company's financial statements since the outcome of the change does not have a material impact to the financial statements. However, if the Company restated the financial statements, the effects of this change on the consolidated and company financial statements would be as follows:

	As at 31 December 2003 (Baht Million)	
	Consolidated	Company
Increase (decrease) in total assets	60.95	(73.19)
Increase in total liabilities	134.14	-
Decrease in retained earnings carried forward	73.19	73.19

In addition, this would result in net profit for the period ended 31 March 2003 in the consolidated and company's interim financial statements increased by Baht 2.06 million.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2003 annual financial statements.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

2. Segment information

Financial information by business segments:

For the three-month period ended 31 March 2004 (Baht Million)

	Satellite business	Wireless telecommunications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	751.98	340.30	381.50	35.91	1,203.70	63.30	-	76.16	(64.47)	2,788.38
Share of net results from investments - equity method	-	2,162.62	0.11	-	-	-	-	-	-	2,162.73
Total revenues	751.98	2,502.92	381.61	35.91	1,203.70	63.30	-	76.16	(64.47)	4,951.11
Segment result	72.61	2,273.56	71.50	3.43	(62.23)	(23.19)	(6.59)	4.01	0.64	2,333.74
Operating profit										2,333.74

For the three-month period ended 31 March 2003 (Baht Million)

	Satellite business	Wireless telecommunications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	873.06	197.41	241.21	35.19	779.68	-	-	78.83	(46.51)	2,158.87
Share of net results from investments - equity method	-	2,046.27	0.03	-	-	-	-	-	-	2,046.30
Total revenues	873.06	2,243.68	241.24	35.19	779.68	-	-	78.83	(46.51)	4,205.17
Segment result	231.38	2,122.50	54.90	0.93	(249.27)	-	-	7.58	(0.55)	2,167.47
Operating profit										2,167.47

3. Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue and paid-up during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue and paid-up is adjusted to assume the conversion of all potential dilutive ordinary shares, which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's ordinary shares during the three-month period ended 31 March 2004.

The basic earnings per share and the diluted earnings per share are as follows:

For the three-month period ended 31 March (Consolidated and Company)

	Net profit (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	2,149,763	1,966,646	2,944,767	2,937,000	0.73	0.67
The effect of dilutive potential shares	-	-	111,252	-	(0.03)	-
Diluted earnings per share	2,149,763	1,966,646	3,056,019	2,937,000	0.70	0.67

4. Trade accounts and notes receivable, net

	Consolidated		Company	
	31 March 2004 Baht Million	**31 December 2003 Baht Million**	**31 March 2004 Baht Million**	**31 December 2003 Baht Million**
Trade accounts and notes receivable				
- Third parties	1,683.70	1,688.25	0.91	0.91
- Related parties (Note 11)	684.62	575.25	5.05	13.94
Accrued income				
- Third parties	187.14	207.40	-	-
- Related parties (Note 11)	13.76	16.54	3.87	5.37
Total trade accounts and notes receivable	2,569.22	2,487.44	9.83	20.22
Less Allowance for doubtful accounts	(466.67)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,102.55	2,004.04	8.92	19.31

Outstanding trade accounts and notes receivable from third parties have been aged as follows:

	Consolidated		Company	
	31 March 2004 Baht Million	**31 December 2003 Baht Million**	**31 March 2004 Baht Million**	**31 December 2003 Baht Million**
Current - 3 months	755.28	780.87	-	-
Overdue 3 - 6 months	169.62	225.06	-	-
Overdue 6 - 12 months	176.09	149.80	-	-
Overdue over 12 months	582.71	532.52	0.91	0.91
Total	1,683.70	1,688.25	0.91	0.91
Less Allowance for doubtful accounts of third parties	(466.67)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable-third parties, net	1,217.03	1,204.85	-	-

SHIN CORPORATION

5. Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 March 2004 and 31 December 2003 comprise:

	Consolidated		Company	
	31 March 2004 Baht Million	31 December 2003 Baht Million	31 March 2004 Baht Million	31 December 2003 Baht Million
Investments in subsidiaries	-	-	6,743.62	6,899.16
Investments in associates	28,432.31	26,223.13	28,456.96	26,248.74
Investments in joint ventures	-	-	768.85	951.53
Total long-term investments	28,432.31	26,223.13	35,969.43	34,099.43

b) Movements in investments in subsidiaries, associates and joint ventures for the three-month period ended 31 March 2004 comprise:

	Consolidated Baht Million	Company Baht Million
Transactions during the three-month period ended 31 March 2004		
Opening net book value	26,223.13	34,099.43
Disposal of investment in a joint venture	-	(43.97)
Unrealised gain on sale of investment in a joint venture	-	(262.02)
Share of net results from investments	2,162.73	2,130.35
Gain on dilution from investments in a subsidiary and an associate	46.44	52.10
Foreign currency translation adjustment	-	(6.46)
Closing net book value	28,432.30	35,969.43

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

5. Investments in subsidiaries, associates and joint ventures (continued)

c) The nature of investments in subsidiaries, associate and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary ("ITAS")	Computer services	Thailand	Baht
SC Matchbox Company Limited ("SMB")	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corp.	Investment company	Mauritius	US Dollars
Associate			
Advanced Info Service Public Company Limited	Operates a 900 MHz cellular telephone system under a concession from the TOT Corporation Public Company Limited	Thailand	Baht
Joint ventures			
Teleinfo Media Company Limited (Disposed within the Group during the period)	Publication of telephone directories under a concession agreement from the TOT Corporation Public Company Limited	Thailand	Baht
Thai AirAsia Company Limited	Providing a low fare airline service Commencing its operation in January 2004	Thailand	Baht
capital OK Company Limited	Consumer finance provider and other finance related business	Thailand	Baht

5. Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated – 31 March 2004 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,940.78	43.01	8,807.46	19,619.69	28,427.15	-
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.68)	2.32	-
CS Loxinfo Solutions Company Limited	0.05	44.99	0.05	2.78	2.83	-
Total investments in associates			8,837.51	19,594.79	28,432.30	-

	Consolidated – 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,410.64	26,218.10	4,486.17
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.68)	2.32	-
CS Loxinfo Solutions Company Limited	0.05	44.99	0.05	2.66	2.71	-
Total investments in associates			8,837.51	17,385.62	26,223.13	4,486.17

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

5. **Investments in subsidiaries, associates and joint ventures (continued)**

	Company – 31 March 2004 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,379.11	51.48	3,612.98	599.23	4,212.21	-
ITV Public Company Limited	6,000.00	53.22	3,297.26	(1,197.96)	2,099.30	-
AD Venture Company Limited	550.00	90.91	500.00	(358.23)	141.77	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	39.98	49.98	-
SC Matchbox Company Limited	9.00	99.96	71.97	192.94	264.91	-
Merry International Investments Corp.	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(748.59)	6,743.62	-
Associate						
Advanced Info Service Public Company Limited	2,940.78	43.01	8,807.46	19,649.50	28,456.96	-
Total investment in an associate			8,807.46	19,649.50	28,456.96	-
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(27.02)	174.21	-
capital OK Company Limited	1,000.00	60.00	600.00	(5.36)	594.64	-
Total investments in joint ventures			801.23	(32.38)	768.85	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

5. **Investments in subsidiaries, associates and joint ventures (continued)**

	Company – 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	3,612.98	764.32	4,377.30	-
ITV Public Company Limited	6,000.00	53.22	3,297.26	(1,190.10)	2,107.16	-
AD Venture Company Limited	550.00	90.91	500.00	(349.66)	150.34	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	36.88	46.88	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	170.06	242.03	149.94
Merry International Investments Corp.	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(593.05)	6,899.16	154.94
Associate						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,441.28	26,248.74	4,486.17
Total investment in an associate			8,807.46	17,441.28	26,248.74	4,486.17
Joint ventures						
Teleinfo Media Company Limited	694.14	38.25	875.60	(719.23)	156.37	-
Thai AirAsia Company Limited	400.00	50.00	201.23	(5.79)	195.44	-
capital OK Company Limited	1,000.00	60.00	600.00	(0.28)	599.72	-
Total investments in joint ventures			1,676.83	(725.30)	951.53	-

e) Significant movements in investments during the three-month period ended 31 March 2004

iPSTAR Australia Pty Company Limited ("iPSTAR Australia")

In the first quarter of 2004, iPSTAR Company Limited, a subsidiary of SATTEL, made a payment of AUD 100,000 for the paid-up share capital of iPSTAR Australia Pty Company Limited of 100,000 shares with a par value of AUD 1.0 each. As at 31 March 2004, iPSTAR Australia has not commenced its operations.

iPSTAR New Zealand Company Limited ("iPSTAR New Zealand")

In the first quarter of 2004, iPSTAR Company Limited, a subsidiary of SATTEL, made a payment of NZD 82,000 for the paid up share capital of iPSTAR New Zealand Company Limited of 82,000 shares with a par value of NZD 1.0 each. As at 31 March 2004, iPSTAR New Zealand has not commenced its operations.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

5. **Investments in subsidiaries, associates and joint ventures** (continued)

Disposal of Teleinfo Media Company Limited ("TMC")

In March 2004, the Company sold all of its investment in TMC, a 38.25% joint venture with TOT Corporation Public Company Limited ("TOT"), Singtel Interactive Pte., Ltd. ("SIP") (Formerly Singtel Yellow Pages Private Limited ("SYP")) and the Company, to CS Loxinfo Public Company Limited ("CSL"), a subsidiary of SATTEL, for Baht 306 million. The Company had an unrealised gain on disposal of investment in the amount of Baht 262.02 million. This entire amount was fully eliminated with investment in subsidiaries, associates and joint ventures in the financial statements.

Furthermore, CSL also acquired 25% of TMC from SIP in amount of Baht 201.50 million. The transactions resulted in the investment in TMC by Shin Group increasing from 38.25% to 63.25% in the consolidated financial statements.

The book value of assets and liabilities of TMC at the acquired date from SIP can be summarised as follows:

	Baht'000
Cash and cash equivalents	25,965.08
Current assets	56,399.77
Non-current assets	24,887.26
Current liabilities	(78,331.78)
Non-current liabilities	(172.23)
Book value of assets	28,748.10
Cash paid	201,503.00
Goodwill (Note 6)	172,754.90
Cash, net	175,537.92

Goodwill from acquisition of the investment in TMC from SIP of Baht 172.75 million is presented as an intangible asset in the consolidated balance sheet (Note 6) and is amortised by the straight-line method over its estimated useful life of 12 years.

Net assets from investment in TMC from SIP are stated at the net book value at the date of acquisition. The subsidiary is in the process of appraising the fair value of the property and equipment. The fair value of other TMC' s assets approximates the book value. The difference between net book value and net fair value will be adjusted through goodwill.

New strategic partners of ITV

On 19 January 2004, the Extraordinary General Meeting of shareholders of ITV approved to increase ITV's registered share capital and to allocate the newly issued shares capital as a private placement to strategic partners as follows:

- To allocate 150 million shares or 10% of ITV's paid up capital to Kantana Group Public Company Limited and
- To allocate 150 million shares or 10% of ITV's paid up capital to Mr. Tripop Limpapath

The offering price for the strategic partners was Baht 10 per share. The subscription to the newly issued shares under the private placement is subject to the results of the due diligence.

On completion of this transaction, the Company's investment in ITV will be diluted from 53.22% to 42.57%.

5. Investments in subsidiaries, associates and joint ventures (continued)

Shin Satellite Public Company Limited ("SATTEL")

The issued and paid up capital of SATTEL increased from Baht 4,375.00 million to Baht 4,379.11 million following the exercise of 0.41 million units of warrants by SATTEL's directors and employees (ESOP). Consequently, the Company's investment in SATTEL was diluted from 51.53% to 51.48%. The gain on dilution amounting to Baht 5.66 million has been recognised as other income (Note 9).

Advanced Info Service Public Company Limited ("ADVANC")

The issued and paid up capital of ADVANC increased from Baht 2,938.52 million to Baht 2,940.78 million following the exercise of 2.26 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 43.05% to 43.02%. The gain on dilution amounting to Baht 46.44 million has been recognised as other income (Note 9).

6. Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Intangible assets
Transactions during the three- month period ended 31 March2004				
Opening net book value	17,443.34	7,075.77	1,556.64	377.28
Additions	941.16	22.84	-	4.51
Increase from acquisition of a joint venture (Note 5)	23.49	-	172.75	1.40
Write-off, net	(0.73)	-	-	-
Disposals, net	(0.34)	-	-	-
Reclassification, net	3.62	-	-	-
Transfer, net	12.28	-	1.09	5.57
Depreciation/amortisation charge	(170.51)	(243.78)	(27.39)	(50.38)
Foreign currency translation adjustment	(18.06)	-	-	(1.36)
Closing net book value	18,234.25	6,854.83	1,703.09	337.02
As at 31 March 2004				
Cost	20,913.22	14,431.65	2,037.82	879.47
Less Accumulated depreciation/ amortisation	(2,661.44)	(7,576.82)	(334.73)	(542.45)
Less Provision for impairment	(17.53)	-	-	-
Net book value	18,234.25	6,854.83	1,703.09	337.02

6. **Capital expenditure and commitments (continued)**

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transaction during the three-month period ended 31 March 2004		
Opening net book value	61.15	30.70
Additions	2.07	-
Disposals, net	(0.28)	-
Depreciation/amortisation charge	(4.81)	(2.47)
Closing net book value	58.13	28.23
As at 31 March 2004		
Cost	483.65	60.36
Less Accumulated depreciation/amortisation	(425.52)	(32.13)
Net book value	58.13	28.23

As at 31 March 2004, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,179 million (31 December 2003: Baht 2,170 million). According to the concession agreements, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreements, on 4 March 2028.

Furthermore, consolidated property and equipment at 31 March 2004 included a subsidiary's project in progress of Baht 13,997 million (31 December 2003: Baht 13,337 million) relating to the iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR -1 in 2004. According to the concession agreement made with the Ministry of Information, Communication and Technology, the subsidiary must transfer its ownership in iPSTAR Satellite to the Ministry on the date of completion of construction and installation.

Assets under construction are transferred to property and equipment under concession agreements on acceptance by the concessionaires and the transfer of legal title.

Borrowing costs of Baht 81 million (For the three-month period ended 31 March 2003: Baht 311 million), arising from the financing specifically entered into for assets under construction, were capitalised during the period.

Capital expenditure commitments

The Group's capital expenditure contracted as at 31 March 2004 and 31 December 2003 but not recognised in the consolidated financial statements (Company: nil) is as follows:

Property and equipment and property and equipment under concession agreements

		Consolidated	
	Currency	31 March 2004 Unit: Million	31 December 2003 Unit: Million
Related to iPSTAR project	USD	72.60	88.23
	Norway Krone	7.22	3.80
	NZ$	2.21	-
Related to GSM 1800 Network	USD	16.71	12.19

SHIN CORPORATION

7. Borrowings

	Consolidated		Company	
	31 March 2004 Baht Million	31 December 2003 Baht Million	31 March 2004 Baht Million	31 December 2003 Baht Million
Current	3,498.22	3,078.22	230.36	227.58
Non-current	15,230.34	15,313.72	2,677.05	2,674.88
Total borrowings	18,728.56	18,391.94	2,907.41	2,902.46

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the three-month period ended 31 March 2004		
Opening balance	18,391.94	2,902.46
Additions	1,372.64	0.64
Increase from acquisition of a joint venture	0.36	-
Repayments	(988.42)	(0.26)
Amortisation of discount/deferred debt issue costs	10.26	4.57
Foreign currency translation adjustment	(58.22)	-
Closing balance	18,728.56	2,907.41

Following the issue of unsubordinated and unsecured debentures in May 2002, the Company must comply with the conditions in the debenture agreement concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and maintaining interest in certain subsidiaries and associates.

8. Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:

	For the three-month period ended 31 March 2004				
	Authorised	Issued and fully paid up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	2,939.05	2,939.05	4,871.90	7,810.95
Issue of shares	-	8.72	8.72	146.52	155.24
Closing balance	5,000.00	2,947.77	2,947.77	5,018.42	7,966.19

During the first quarter of 2004, the Company registered issued and paid-up share capital in respect of 8,721,700 units of warrants issued to directors and employees (ESOP) which were exercised to be 8,721,700 ordinary shares at Baht 17.80 (1 warrant: 1 ordinary share). Consequently, the issued and paid-up share capital increased from Baht 2,939.05 million to Baht 2,947.77 million and share premium increased from Baht 4,871.90 million to Baht 5,018.42 million.

8. Share capital, premium and warrants (continued)

Warrants

Movement of warrants is as follows:

	For the three-month period ended 31 March 2004 ('000 units)							
	ESOP – Grant I			ESOP – Grant II			Shin-W1	Total
	Director	Employee	Total	Director	Employee	Total		
Opening balance	13,562.80	7,827.90	21,390.70	11,528.20	6,555.50	18,083.70	200,000.00	239,474.40
Exercised	(1,827.40)	(1,332.50)	(3,159.90)	-	-	-	-	(3,159.90)
Closing balance	11,735.40	6,495.40	18,230.80	11,528.20	6,555.50	18,083.70	200,000.00	236,314.50

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered two grants of warrants to directors and employees which are in registered form and non-transferable. The terms of the warrants do not exceed 5 years and there is no offering price. The exercise ratio is 1 unit of warrant to 1 ordinary share as detailed below:

	Issued date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period First	Exercise period Last
ESOP – Grant I	26 March 2002	29.00	0.99	17.80	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	18.08	0.61	13.67	31 May 2004	30 April 2008

* Percentage of the Company's total paid-up share capital (before dilution)

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered names and transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction costs.

9. Other income

Other income for the three-month periods ended 31 March 2004 and 2003 comprised:

	Consolidated		Company	
	31 March 2004 Baht Million	31 March 2003 Baht Million	31 March 2004 Baht Million	30 March 2003 Baht Million
Interest income	10.02	9.17	5.96	7.95
Gain on deemed disposal of interest on dilution of investment in subsidiary and associate	52.10	6.39	52.10	-
Gain on exchange rates	21.35	12.49	0.05	8.61
Others	15.00	6.04	1.25	-
	98.47	34.09	59.36	16.56

10. Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the three-month periods ended 31 March 2004 and 2003:

		Consolidated		Company	
	Notes	31 March 2004 Baht'000	31 March 2003 Baht'000	31 March 2004 Baht'000	31 March 2003 Baht'000
Cash flows from operating activities					
Net income for the period		2,149,763	1,966,646	2,149,763	1,966,646
Adjustment for :					
Depreciation charges	6	170,513	112,323	4,808	5,805
Amortisation charges	6	321,808	291,772	2,465	2,445
Share of net result of investments in subsidiaries, joint ventures and associates	5	(2,162.733)	(2,046,298)	(2,130,349)	(1,989,036)
Gain on deemed disposal of interest on dilution of investments in subsidiary and associate	9	(52,106)	(6,395)	(52,106)	-
Unrealised (gain) loss on exchange rate		(19,338)	885	(6)	(8,611)
Realised gain on exchange rate		(918)	(20,554)	(45)	-
Allowance for doubtful accounts		(31,170)	(21,732)	-	-
Share of net result of subsidiaries to minority interests		130,533	78,524	-	-
Others		13,718	25,977	990	4,371
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(34,913)	(125,353)	10,449	(5,002)
- inventories		(30,346)	(117,417)	-	-
- other current assets		43,567	74,762	(14,365)	(458)
- other assets		(196,603)	2,229	80	105
- trade accounts and notes payable		96,023	(115,007)	556	10.479
- accrued concession fees		133,083	452,451	-	-
- other current liabilities		150,172	(241,049)	(67,360)	(35,251)
- accrued long-term interest		39,382	41,593	39,382	41,594
- other liabilities		(12,953)	(7,405)	-	-
Net cash flows from operating activities		707,482	345,952	(55,738)	(6,913)

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related parties transactions with the Company.

During the period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amounts. Transactions for work in progress between a subsidiary and related parties were carried out based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 31 March 2004 and 2003 as follows:

a) Sales of goods and services

	Consolidated		Company	
	31 March 2004 Baht Million	**31 March 2003 Baht Million**	**31 March 2004 Baht Million**	**31 March 2003 Baht Million**
Service income				
Subsidiaries				
Consulting and management services	-	-	19.09	22.12
Interest income	-	-	-	1.12
	-	-	19.09	23.24
Disposal of investment in a joint venture	-	-	306.00	-
Associates				
Consulting and management services	56.70	56.33	56.70	56.33
Computer services income	34.28	20.42	-	-
Advertising income (Gross 2004: Baht 674.00 million 2003: Baht 305.18 million)	184.87	84.16	-	-
Rental income	18.54	23.67	-	-
	294.39	184.58	56.70	56.33
Joint ventures				
Consulting and management services	0.96	0.17	0.27	0.28
Advertising income (Gross 2004: Baht 0.50 million 2003: Baht 4.78 million)	0.42	4.78	-	-
Rental income	1.64	-	-	-
	3.02	4.95	0.27	0.28
Related parties				
Computer services income and others	1.84	2.53	0.09	0.08

11. Related party transactions (continued)

b) Purchases of goods and services

	Consolidated		Company	
	31 March 2004 Baht Million	31 March 2003 Baht Million	31 March 2004 Baht Million	31 March 2003 Baht Million
Service expense, rental and others				
Subsidiaries				
Computer services	-	-	1.08	0.72
Advertising and other expenses	-	-	11.63	5.38
	-	-	12.71	6.10
Associates				
Rental and other expenses	24.67	25.12	0.11	0.34
Joint ventures				
Advertising expenses	0.01	0.06	-	-
Related parties				
Rental and other expenses	34.83	28.31	6.13	5.42
Payment for work in progress	15.57	14.88	-	-
	50.40	43.19	6.13	5.42

c) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	31 March 2004 Baht Million	31 December 2003 Baht Million	31 March 2004 Baht Million	31 December 2003 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	5.05	13.94
Associates	680.02	573.82	-	-
Joint ventures	2.98	1.28	-	-
Related parties	1.62	0.15	-	-
Total trade accounts receivable - related parties	684.62	575.25	5.05	13.94
Accrued income - related parties				
Subsidiaries	-	-	0.86	0.94
Associates	13.26	16.39	2.93	4.36
Joint ventures	0.50	0.10	0.08	0.07
Related parties	-	0.05	-	-
Total accrued income - related parties	13.76	16.54	3.87	5.37
Trade accounts payable - related parties				
Subsidiaries	-	-	0.39	0.51
Associates	17.83	22.37	-	0.05
Related parties	4.35	7.18	0.18	0.75
Total trade accounts payable - related parties	22.18	29.55	0.57	1.31

11. Related party transactions (continued)

d) Amounts due from and advances to related parties

	Consolidated		Company	
	31 March 2004 Baht Million	31 December 2003 Baht Million	31 March 2004 Baht Million	31 December 2003 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.04	0.25
Associates	4.90	0.90	0.34	0.69
Joint ventures	0.02	0.07	0.04	0.12
Related parties	5.24	5.11	0.05	0.15
Total amounts due from and advances to related parties	10.16	6.08	0.47	1.21

e) Amount due to and loans from related parties

	Consolidated		Company	
	31 March 2004 Baht Million	31 December 2003 Baht Million	31 March 2004 Baht Million	31 December 2003 Baht Million
Amount due to and loans from related parties				
Subsidiaries	-	-	0.98	3.16
Associates	2.77	1.53	-	-
Related parties	1.59	0.76	-	-
Total amount due to and loans from related parties	4.36	2.29	0.98	3.16

f) Other assets

	Consolidated		Company	
	31 March 2004 Baht Million	31 December 2003 Baht Million	31 March 2004 Baht Million	31 December 2003 Baht Million
Customer deposits				
Associates	3.34	3.76	-	-
Related parties	24.16	22.41	5.76	5.84
Total other assets	27.50	26.17	5.76	5.84

g) Warrants granted to directors (Note 8)

h) Special Reward Program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but do not exceed 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint ventures between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each person's budget. The first grant of the Special Reward Program to directors of the Company was 3.3 million units.

In the second quarter of 2003, the Company' s directors exercised their rights of 1.1 million units. Additionally, certain subsidiaries, associates and joint ventures granted the second Special Reward Program of 0.5 million units. As at 31 March 2004, the outstanding rights of the Company' s directors are 2.7 million units.

11. Related party transactions (continued)

i) Comfort letters

As at 31 March 2004, the Company and its subsidiaries have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 375.04 million (31 December 2003: Baht 420.94 million). Under the terms of the commitments, the Company and subsidiaries must hold their interests in their subsidiaries and joint ventures and cannot pledge any of their shares until the loans are fully repaid.

j) Other agreements with related parties

Significant commitments related parties are as follows:

1. As at 31 March 2004, a subsidiary had a contingent liability with bank for a long-term loan guarantee to its subsidiary in the amount of Baht 806.60 million (31 December 2003: Baht 806.60 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the Company is committed to providing consulting and management services and other central services for a period of 1 year with an option to renew. The subsidiaries, associates and joint ventures are committed to pay the Company approximately Baht 21.14 million per month (2003: Baht 21.31 million per month) for services in respect of the agreements.

12. Contingencies

Bank commitments

As at 31 March 2004, the Group had commitments with banks, with respect to letters of guarantee for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 431.76 million (31 December 2003: Baht 339.54 million) on a consolidated basis and Baht 100.69 million (31 December 2003: Baht 100.69 million) on a Company basis.

Legal cases

A subsidiary is a defendant in various legal actions. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been provided in these interim financial statements.

Assessment for withholding tax in India

The Income Tax Authority of India raised an assessment against a subsidiary for the periods from 1 April 1996 to 31 March 1998 and from 1 April 1998 to 31 March 2002 and is in the process of assessment for the period from 1 April 2002 to 31 March 2003. The subsidiary had paid an amount of Rupee 181.4 million (approximately Baht 165.5 million) for the tax assessment, which is presented as other assets in the balance sheets. If, according to the final assessment, the subsidiary is not taxable, the subsidiary would be eligible to receive the entire amount as a refund together with interest. The subsidiary has appealed this assessment with the Income Tax Authority of India.

On 30 January 2004, the Commissioner of Income-tax (Appeals) ("CIT (A)") has passed an appellate order in favour of the subsidiary for the assessment for the periods from 1 April 1996 to 31 March 1998. The assessing officer is yet to give effect to the CIT (A)'s order to determine the exact refund due to the subsidiary. However, the Indian Revenue authorities have a right to appeal with the Income-tax Appellate Tribunal ("ITAT") against the order of the CIT (A).

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

12. Contingencies (continued)

On 22 March 2004, CIT (A) has passed an order for the assessment for the periods from 1 April 1998 to 31 March 2002 that certain revenues of the subsidiary are subject to an additional withholding tax and directed the assessing officer to compute the tax liability. The assessing officer is not yet to give effect to the CIT (A)'s order to determine the exact amount by/refund due to the subsidiary. The subsidiary is in the process of an appeal with the second appeal authority, i.e. ITAT. However, the tax consultant engaged by the subsidiary in India is of the opinion that the outcome of such appeals will ultimately be in favour of the subsidiary.

Assessment for corporate income tax in Cambodia

The Income Tax Authority of Cambodia raised an assessment against a subsidiary in Cambodia for corporate income tax for the period from 1995 to 2000, except 1996, amounting to USD 5 million (approximately Baht 215 million). The subsidiary is in the process of filing the appeals with the Secretary of State, the Ministry of Economy and Finance on the reasonable basis that the subsidiary was incurring operational losses and had sufficient losses carried forward as a tax deduction for the period. On 5 May 2003, the Secretary of State, the Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Post and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these consolidated financial statements because the new assessment has not been finished. The Management of subsidiary is of the opinion that the outcome of the tax assessment will not have a material adverse impact to the subsidiary.

Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC"), a joint venture of SATTEL, entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 of DM 9,000,000 for the procurement and installation of a rural telecommunication network, and for consulting services. LTC has received confirmation from MoF dated 29 August 2003 that the loan is no longer repayable by LTC. Under the confirmation from MoF dated 11 August 2003, MoF owns the network assets, and LTC is the operator. At present, LTC is in the negotiation process with MoF in relation to the remuneration for MoF for the use of these assets, by proposing 2 aspects; all equipment belongs to LTC in the new value of 30% of the assets value or to share the revenue arising from the said assets at the rate of 85% to MoF. At present, MoF has not confirmed whether it accepts these options. However, LTC's management believes that MoF will agree on the option that all equipment belongs to LTC in the new value of 30% of the assets value. Accordingly, LTC has recognised these assets and related liabilities at the value as mentioned during this quarter.

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted the dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, Prime Minister's Office paid compensation of ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important contents of which could be summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, regarding the minimum guarantee, it shall be reduced to Baht 230 million per year and the annual increase in the minimum guarantee shall be cancelled, and the concession fee shall be reduced to 6.5% of gross revenue. ITV shall pay concession fee at the rate of 6.5% of gross revenue or the minimum guarantee in the amount of Baht 230 million whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return paid of the minimum guarantee paid by ITV subject to condition during this arbitration proceeding on 3 July 2003 to ITV in the amount of Baht 800 million. The amount to be returned to ITV is Baht 570 million;

12. Contingencies (continued)

- ITV may broadcast its television programs during the prime time (7.00 p.m. – 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must; however, broadcast news, documentaries and social benefits program not less than 50 % of the total airtime, subject to the rules and regulations issued by governments agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the three-month period ended 31 March 2004 and ITV has changed its television program schedules since 1 April 2004 according to the arbitration panels' ruling as mentioned above. ITVdid not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

The Prime Minister's Office has commenced the appeals process at the trial court and supreme court level since April 2004. If the trial court and supreme court judge that the awards ruled by the arbitration panel is unfair and does not comply with the law, the trial court and the supreme court are not able to amend the awards judged by the arbitration panels by themselves. Courts have to submit this dispute to the formal arbitration panel to settle the causes of dispute. ITV's lawyer has expressed the opinion that the arbitration panel had judged the dispute within its scope and the agreement of the matter specified in the dispute. Also, the matter specified in the dispute filing to the arbitration panel were determined and agreed by both ITV and the Prime Minister's Office and expected that the outcome of the above will not have a material adverse impact to ITV. Therefore, ITV's management desired not to record the accrued concession fee as the original condition in concession agreement.

If ITV had recorded accrued concession according to the original concession agreement, the effect to the consolidated financial statements as at 31 March 2004 are total liabilities increased by Baht 167.5 million, minority of interest decreased by Baht 78.36 million and net profit decreased by Baht 89.14 million. The impact to the Company's financial statements as at 31 March 2004 are investment in subsidiary and net profit for the period decreased in the amount of Baht 89.14 million.

13. Filing under Chapter 11 of US Bankruptcy Code of Space System/Loral, Inc. ("SS/L")

On 15 July 2003, Loral Space and Communications Ltd., the parent company of SS/L, the principal contractor for the iPSTAR-1 satellite construction for a subsidiary, filed under Chapter 11 of the US Bankruptcy Code. As at 31 March 2004, the subsidiary had outstanding commitments under its agreement with SS/L of USD 25.1 million (31 December 2003: USD 34.3 million); and property plant and equipment in the consolidated financial statements as at 31 March 2004 included the subsidiary's construction in progress of the iPSTAR project, is Baht 7,727.53 million (31 December 2003: Baht 7,363.68 million) of construction in progress in respect of iPSTAR-1. The subsidiary's legal consultant is of the opinion that this case is in its preliminary stages, and it is not possible, at this time, to determine its outcome to the subsidiary.

14. Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statement for the current period.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

15. Subsequent event

a) Increase in share capital of group companies

At the end of March and April 2004, certain warrants issued to directors and employees of the Company and ADVANC were exercised, and these issued shares were registered as increased share capital with the Ministry of Commerce in April and May 2004, as detailed below:

Company	Exercise price (Baht)	Units of exercise (Million)	Share capital increased (Million Baht)		Premium on share capital increased (Million Baht)		Decreased in % of interest of the Company	
			from	to	from	to	from	to
SHIN	17.80	0.05	2,947.77	2,947.82	5,018.42	5,019.23	-	-
ADVANC	47.40	1.14	2,940.79	2,941.94	20,274.96	20,528.79	43.01	42.99

b) The resolutions of Board of the Shareholders' meetings

The Board of the Shareholders' meetings held after the balance sheet date were as follows:

Company	Date of meeting
SHIN	23 April 2004
ITV	21 April 2004
SATTEL	22 April 2004
SMB	30 April 2004
ITAS	30 April 2004
ADVANC	23 April 2004

The above meetings passed the following resolutions:

1) Dividend

To approve dividend payments to shareholders for the fiscal year 2003 as follows:

Company	Par value (Baht per share)	Dividend per share (Baht per share)
SHIN	1.00	0.90
SATTEL (a subsidiary)	10.00	0.50
SMB (a subsidiary)	10.00	111.11
ITAS (a subsidiary)	10.00	7.00
ADVANC (an associate)	1.00	2.10

2) Warrants

To approve the issued and offered warrants to directors and employees. The terms of the warrants do not exceed 5 years since the issued and offered date without offering price as detailed below:

Company	Par value (Baht per share)	Grant	Units (Million)	% of total issued shares	Exercise price (Baht)
SHIN	1.00	3	13.66	0.46	36.41
SATTEL (a subsidiary)	10.00	3	2.95	0.67	28.45
ITV (a subsidiary)	5.00	2	9.17	0.76	17.81
ADVANC (an associate)	1.00	3	8.99	0.31	91.79

15. Subsequent event (continued)

3) **Decrease of authorised share capital, change of par value and increase of authorised share capital of SATTEL**

The Shareholders' meetings of SATTEL passed a resolution concerning its authorised share capital and par value as follows:

a) Approved the decrease of the authorised share capital by elimination of the unissued and not paid-up shares in the amount of 100,099,900 shares at the par value of Baht 10 each. As a result, the authorised share capital of SATTEL remained 449,900,100 shares or Baht 4,499.00 million.

b) Approved the change in par value from Baht 10 each to Baht 5 each.

c) Approved the increase of the authorised share capital from Baht 4,499.00 million to Baht 5,568.47 million by issuing 213,894,200 additional ordinary shares at par value of Baht 5 each or Baht 1,069.47 million. The allocation of the newly issued shares capital was as follows:

- Allocation to the public should not exceed 208,000,000 shares
- Allocated 5,894,200 shares to be reserved for warrants offered to its directors and employees (ESOP Grant III)

c) Increase in issued and paid-up registered share capital of CS Loxinfo Public Company Limited

On 2 April 2004, CSL (SATTEL's subsidiary) registered additional issued and paid-up shares with the Ministry of Commerce from 500 million shares at a par value of Baht 1 each to 625 million shares at a par value of Baht 1 each. The additional 125 million ordinary shares were issued and offered to the public at Baht 9 each.

CSL registered in the Securities and Exchange of Thailand and the ordinary shares were traded in the Securities and Exchange of Thailand on 8 April 2004.

The increase in share capital of CSL resulted in a decrease in the percentage of shareholding in CSL by SSA from 50.02% to 40.02%.

SHIN CORPORATION